January 6, 2026

William Kerby
Chief Executive Officer
NextTrip, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

       Re: NextTrip, Inc.
           Registration Statement on Form S-3
           Filed January 2, 2026
           File No. 333-292557
Dear William Kerby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David L. Ficksman, Esq., of TroyGould PC